Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

January 15, 2009

FOREIGN EXCHANGE LINKED INVESTMENT SOLUTIONS

BARCLAYS CAPITAL

EARN SUCCESS EVERY DAY

THE HIGHLY DYNAMIC ENVIRONMENT of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for innovative ideas and creative solutions to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking unique, sophisticated strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and gain access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Due to this growing need, Structured Investments have become a key driver in today’s global markets.

STRUCTURED INVESTMENTS can help investors meet their specific financial goals and provide greater diversification to their investment portfolios. Structured Investments encompass a variety of structures and terms. The most typical are Structured Notes, which consist of a debt security linked to the performance of a reference asset (equity, basket of equities, equity index, commodity, commodity index, foreign currency or foreign currency index). Among the variety of structures available, most aim to help investors achieve the following primary objectives: minimize the loss of principal (e.g. Principal Protected Notes), provide exposure to various FX currencies (e.g. FX Basket Notes) or participate in potential for enhanced returns (e.g. Barclays Capital ICI Excess Return Linked Notes).

FOREIGN EXCHANGE LINKED INVESTMENT SOLUTIONS

What is a foreign exchange linked note or a Barclays Capital foreign exchange index linked note and how do they work?

A FOREIGN EXCHANGE (“FX”) LINKED NOTE is a structured investment that provides exposure to a specific underlying currency or basket of currencies. In its typical form, an FX Linked Note could provide for full protection of invested principal, regardless of performance of the underlying currency. The coupon may vary depending on the underlying currency’s performance. The investor might participate as little as partially or as much as a multiple of the performance of the the underlying. Some or all of the coupon of the Note could be at risk to the performance of the underlying currency or FX basket.

A BARCLAYS CAPITAL FX INDEX LINKED NOTE is a structured investment that provides exposure to one or more of Barclays Capital Foreign Exchange Indices. These indices have been designed to capture the potential benefits of various hedging and trading strategies in the foreign exchange markets. A typical Barclays Capital FX Index Linked Note would provide for full protection of invested principal, regardless of the performance of the reference index, but would have a variable coupon that would depend on the performance of the reference index. As with FX Linked Notes, participation in the Barclays Capital FX Index Linked Notes could be unlevered or levered. Some or all of the coupon of the Note could be at risk to the performance of the underlying index or indices. FX Linked Notes and Barclays Capital FX Index Linked Notes issued by Barclays Bank PLC may be linked to individual currencies, baskets of currencies, a Barclays Capital Foreign Exchange Index or multiple Barclays Capital Foreign Exchange Indices.

A notable feature of an FX or a Barclays Capital FX Index Linked Note is the potential for enhanced yield. Such notes may enable an investor to improve his/her portfolio diversification and therefore may enable participation in markets that are not otherwise easily available. Additionally, the principal protection* afforded by these types of structured notes, if held to maturity, may enable the investor to participate in the potential upside, with a known limited downside.

*	Any payment on such Notes, including any principal protection feature, is subject to the creditworthiness of the issuer.

FOREIGN EXCHANGE LINKED INVESTMENT SOLUTIONS

What is an FX Basket?

An FX basket is a portfolio of two or more currencies that are measured based on their collective performance rather than their individual performance. Typically, an investor who is long a basket would participate in the upside of the average of that basket. For the purpose of determining the average performance of the basket, the currencies comprising the basket might be weighted equally or unequally. Usually, the basket is measured relative to a single currency (e.g. a basket of emerging market currencies’ performance versus the U.S. dollar), but a long position in one basket could be measured against a short position in a different basket.

What is a Barclays Capital FX Index?

A Barclays Capital FX Index often measures the performance of a specific, rules-based trading strategy. A given index could measure the “total return” of a strategy or the “excess return” of a strategy. Total return indices are aptly named because they capture the full return of a strategy, including income and trading gains and losses. An excess return index measures the outperformance of a strategy over an appropriate risk free rate of return such as a U.S. Treasury Rate. Because the risk free rate would be netted out to determine results for an excess return index, a total return index will usually outperform an excess return index of the same underlying trading strategy.

What is an example of a Barclays Capital FX Index?

Barclays Capital has developed a variety of FX indices, each of which is designed to capture the potential benefits of different foreign exchange trading strategies. One such index is the Barclays Capital Intelligent Carry IndexTM (the “Index”). The strategy underlying this Index is known as the “Intelligent Carry Strategy” which, through an objective and systematic methodology, seeks to capture the returns that are potentially available from a strategy of investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies (sometimes referred to as the “carry trade”). The Index exists in total return and excess return formats. Other Barclays Capital FX indices exist or are being developed that employ other foreign exchange trading strategies.

FOREIGN EXCHANGE LINKED INVESTMENT SOLUTIONS

How do Barclays Capital FX Index Linked Notes perform at maturity?

ASSUMING THE FX OR BARCLAYS CAPITAL FX LINKED INDEX NOTE IS HELD TO MATURITY, depending on the performance of the underlying basket or index, there are three possible scenarios that could occur at maturity: the index could go up, the index could stay the same or the index could go down. The following provides a hypothetical example of each scenario.

Hypothetical Example

An investor buys a three year Barclays Capital Intelligent Carry Index™ Excess Return (“FX Index”) Linked Note. The Note pays a coupon at maturity calculated as 150% times the percentage change in the FX Index from the initial valuation date of the Note until the final valuation date of the Note. The initial FX Index value, or “strike”, equals 100, and the principal amount invested equals $1,000.

SCENARIO 1*

The FX Index on the final valuation date closed above the initial FX Index value of 100.

Payoff

At maturity, the investor receives the full principal amount, plus a coupon based on the FX Index Performance. In this case, a coupon of 30% is paid at maturity. This coupon is 150% of the FX Index Performance of 20%.

Step 1: Calculate the FX Index performance.

Index Component	Index Component Initial Level	Index Component Final Level	Index Performance
Barclays Intelligent Carry Index™ Excess Return	100	120	20.00%

Source: Barclays Capital

Step 2: Calculate the payment at maturity.

Because the FX Index Performance of 20.00% is greater than 0.00% as of the final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the FX Index Performance, calculated as follows:

$1,000 + [$1,000 x (participation rate x FX Index Performance)] = $1,000 + [$1,000 x (150% x 20.00%)] = $1,300

Therefore, the payment at maturity is $1,300 per $1,000 principal amount Note, representing a 30.00% return on investment over the term of the Notes.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

*	The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

FOREIGN EXCHANGE LINKED INVESTMENT SOLUTIONS

SCENARIO 2*

The FX Index on the final valuation date closed equal to the initial FX Index value of 100.

Payoff

At maturity, the investor receives the full principal amount.

Step 1: Calculate the FX Index Performance.

Index Component	Index Component Initial Level	Index Component Final Level	Index Performance
Barclays Capital Intelligent Carry Index™ Excess Return	100	100	0.00%

Source: Barclays Capital

Because the FX Index Performance is equal to 0.00%, the investor will receive a payment at maturity of $1,000. The return on the investment is 0.00%.

SCENARIO 3*

The FX Index on the final valuation date closed below the initial FX Index value of 100.

Payoff

At maturity, the investor receives the full principal amount.

Step 1: Calculate the FX Index Performance.

Index Component	Index Component Initial Level	Index Component Final Level	Index Performance
Barclays Capital Intelligent Carry IndexTM Excess Return	100	95	-5.00%

Source: Barclays Capital

Because the FX Index Performance of -5.00% is less than to 0%, the investor will receive a payment at maturity of $1,000. The return on the investment is 0.00%.

These examples are for illustrative purposes only and do not constitute a guaranteed return or performance.

*	The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

FOREIGN EXCHANGE LINKED INVESTMENT SOLUTIONS

How do FX Basket Linked Notes perform at maturity?

ASSUMING THE FX BASKET LINKED NOTE IS HELD TO MATURITY*, depending on the performance of the underlying basket components, there are three possible scenarios that could occur at maturity: the basket could go up, the basket could stay the same or the basket could go down. The following provides a hypothetical example of each scenario.

Hypothetical Example

An investor buys a three year Barclays Capital USD FX Basket Linked Note. The Note pays a coupon at maturity calculated as 150% times the percentage change in the basket from the initial valuation date of the Note until the final valuation date of the Note. The initial basket value, or “strike”, equals 100, and the principal amount invested equals $1,000.

SCENARIO 1*

The basket on the final valuation date closed above the initial basket value of 100.

Payoff

At maturity, the investor receives the full principal amount, plus a coupon based on the Basket Performance. In this case, a coupon of 30% is paid at maturity. This coupon is 150% of the Basket Performance of 20%.

Step 1: Calculate the Basket Performance.

Basket Component	Initial FX Rate	Final FX Rate	Performance of Basket Component	Weight	Basket Performance
USDGBP	0.5445	0.6806	25.0%	0.25	6.25%
USDCAD	1.0481	1.2053	15.0%	0.25	3.75%
USDJPY	109.82	130.6858	19.0%	0.25	4.75%
USDEUR	0.6838	0.8274	21.0%	0.25	5.25%
Basket					20.00%

Source: Barclays Capital

Step 2: Calculate the payment at maturity.

Because the Basket Performance of 20.00% is greater than 0.00% as of the final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) Participation Rate and (ii) the Basket Performance, calculated as follows:

$1,000 + [$1,000 x (Participation Rate x Basket Performance)] = $1,000 + [$1,000 x (150% x 20.00%)] = $1,300

Therefore, the payment at maturity is $1,300 per $1,000 principal amount Note, representing a 30.00% return on investment over the term of the Notes.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

*	The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

FOREIGN EXCHANGE LINKED INVESTMENT SOLUTIONS

SCENARIO 2*

The basket on the final valuation date closed equal to the initial basket value of 100.

Payoff

At maturity, the investor receives the full principal amount.

Step 1: Calculate the Basket Performance.

Basket Component	Initial FX Rate	Final FX Rate	Performance of Basket Component	Weight	Basket Performance
USDGBP	0.5445	0.5990	10.0%	0.25	2.50%
USDCAD	1.0481	0.9118	-13.0%	0.25	-3.25%
USDJPY	109.82	114.2128	4.0%	0.25	1.00%
USDEUR	0.6838	0.6770	-1.0%	0.25	-0.25%
Basket					0.00%

Source: Barclays Capital

Step 2: Calculate the payment at maturity.

Because the basket performance is equal to 0.00%, the investor will receive a payment at maturity of $1,000. The return on the investment is 0.00%.

SCENARIO 3*

The basket on the final valuation date closed below the initial basket value of 100.

Payoff

At maturity, the investor receives the full principal amount.

Step 1: Calculate the Basket Performance.

Basket Component	Initial FX Rate	Final FX Rate	Performance of Basket Component	Weight	Basket Performance
USDGBP	0.5445	0.5118	-6.0%	0.25	-1.50%
USDCAD	1.0481	1.0167	-3.0%	0.25	-0.75%
USDJPY	109.82	99.9362	-9.0%	0.25	-2.25%
USDEUR	0.6838	0.6701	-2.0%	0.25	-0.50%
Basket					-5.00%

Source: Barclays Capital

Step 2: Calculate the payment at maturity.

Because the Basket Performance of -5.00% is less than to 0%, the investor will receive a payment at maturity of $1,000. The return on the investment is 0.00%.

These examples are for illustrative purposes only and do not constitute a guaranteed return or performance.

*	The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

FOREIGN EXCHANGE LINKED INVESTMENT SOLUTIONS

Certain Risk Considerations

You should carefully consider, among many things, the “Risk Factors” section in the applicable Prospectus.

Market Risk & Price Volatility:

The market value of the Note may be affected by the volatility of the reference asset, the level, value or price of the reference asset at the time of the sale, changes in interest rates, the supply and demand of the Notes and a number of other factors. Movements in the level, value or price of the reference assets or their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether their levels, values or prices will rise or fall during the term of the Notes. Changes in the levels, values or prices will determine the amount of interest, payments at maturity, or other amounts payable on your Notes. Therefore these changes may result in a loss of principal or the receipt of little or no interest or other payments on your Notes. As the Notes are linked to reference assets that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to you, and therefore you may receive less than the amount you initially invested in the Notes, may not receive any interest on the Notes or may experience other losses in connection with your investment in the Notes.

The levels, values, prices and performance of reference assets and their components traded in international markets may be affected by political, economic, financial and social factors in the relevant international market. In addition, recent or future changes in that country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could adversely affect the international securities markets. Moreover, the relevant international economy may differ favorably or unfavorably from that of the United States.

We expect that the market value of the Notes will be affected by changes in interest rates. Interest rates also may affect the economy and, in turn, the value of the components of the reference asset, which would affect the market value of the Notes.

The investor should be willing to hold the Note until maturity. If the investor sells the Note before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Note prior to maturity may be substantially less than the amount originally invested in the Note, depending upon, the level, value or price of the reference asset at the time of the sale.

Credit of the Issuer:

The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the value of the Notes may be affected by changes in the perceived or actual creditworthiness of Barclays Bank PLC and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

FOREIGN EXCHANGE LINKED INVESTMENT SOLUTIONS

Liquidity:

There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Notes to maturity.

Potential Conflicts of Interests:

In the case of the Barclays Capital FX Linked Index Notes, Barclays Capital, a division of Barclays Bank PLC, is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the Index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Notes. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

Earn Success with Barclays Capital

Barclays Capital’s Investor Solutions team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We provide opportunities for returns that benefit and make sense for our clients. We deliver practical solutions, including:

•	All Asset Classes and Structures Under One RoofSM.

•	Packaging even the most complex ideas into simple and efficient publicly registered products.

•	Commitment to our clients: client service is the foundation for our success.

For more information, please contact your Barclays Capital representative, or contact us at the following:

Phone: 212 528 7198

Website: www.barx-is.com

Disclaimer

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Transactions of the type described in these materials may involve a high degree of risk and the value of such transactions may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference asset, entity or index and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described in these materials. Please review the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement relating to the securities discussed herein for a further discussion of the risks. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to them.

Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Barclays disclaims any and all liability relating to these materials, and makes no express or implied representations or warranties concerning the statements made in, or omissions from, these materials. Any data on past performance, modelling, scenario analysis or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling, scenario analysis or back-testing. All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto. Any illustrative hypothetical performance information should not be relied upon in reaching an investment decision. This data does not reflect actual performance, nor was a contemporaneous investment model run of any index.

An investment in Notes linked to the performance of the Barclays Intelligent Carry IndexTM is subject to risks associated with fluctuations, particularly a decline, in the value of the index. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the index strategy, the level of the index and the market value of the securities will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the index strategy, the level of the index, and the market value of the securities, will decline. Factors that may contribute to volatile fluctuations in the index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

Barclays Capital and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) is written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Barclays Capital – the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange.

“Barclays Capital Intelligent Carry Index™” and the “USD Intelligent Carry Index™” are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

Barclays, Barclays Capital, Super TrackSM and All Asset Classes and Structures Under One RoofSM are servicemarks or trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

© 2009, Barclays Bank PLC. All rights reserved.

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